EXHIBIT 21.1

Subsidiaries of the Registrant

Agritek Holdings Inc. has the following wholly-owned subsidiaries, Prohibition Products Inc. and Agritek Venture Holdings, Inc. which are inactive.

Agritek Holdings Inc. also has the following wholly-owned subsidiary Full Spectrum Biosciences Inc.